Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

E-mail: tpuzzo@msn.com / Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

May 15, 2014

VIA EDGAR

Mara L Ranson

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Deal a Day Group Corp.

Amendment No. 2 to Form 10-12G

Filed March 15, 2014

File No. 000-52323

Dear Ms. Ramsom:

We respectfully hereby submit the information in this letter, on behalf of our client, Deal a Day Group Corp., in response to the letter of the staff (the “Staff”) of the Commission dated April 3, 2014.  Amendment No. 2 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on May 15, 2014.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 1 to the Form S-1.

Amendment No. 1 to Form 10-12G filed March 12, 2014

General

1. We note your response to multiple comments that you are still compiling all information for the financial statements and related disclosures required to be included in the annual report on Form 10-K for the fiscal year ended December 31, 2013. We further note that you intend to file the Form 10-K on or before March 31, 2014 and once you have completed the annual report, you will amend the Form 10-K to respond to the comment. Please explain to us why you cannot file complete and accurate financial statements that address all of our previous outstanding comments at the time you file your Form 10-K for the year ended December 31, 2013.

Company response: The Company believed that some of the comments required the Company to verify certain information while preparing financial statements for the year ended December 31, 2013 in order to accurately respond to comments.

2. On page 31, you state that the Asset Acquisition Agreement with RMC for various assets cost you $250,000 and 1,500,000 restricted shares of your common stock. However, Note 5 to the Financial Statements (page F-19) states that the transaction “shall be” $400,000 and purchase rights for 1,500,000 restricted shares. Furthermore, your response letter dated March 12, 2014 indicates that this transaction was for the restricted shares only and that no cash was exchanged. Please advise or revise your disclosure to eliminate this discrepancy.

Company response: The Company has amended pages 4, 24, 31 of the Form S-1 to remove reference to $250,000 as only stock was issued in exchange for the RMC assets.

Item 1. Description of Business, page 3

Marketing Strategy, page 8

3. We reissue, in part, comment 10 of our letter dated July 13, 2012. Please describe how you target specific charities. Please refer to your response to our comment 7 of the same letter regarding your identification of target merchants.

Company response: The Company has revised its disclosure on page 8 in response to this comment.

Item 1A. Risk Factors, page 9

Risks Related to Our Business, page 9

We have a “going concern” opinion from our auditors . . ., page 10

4. We note the placeholder for an amount that you believe is necessary to maintain operations. Please confirm that this amount will be disclosed in the upcoming Form 10-K for the fiscal year ended December 31, 2013.

Company response: The Company has added the amount of $250,000 on page 10.

Item 10. Recent Sales of Unregistered Securities, page 27

5. Note 5 to the Financial Statements discloses an issuance on October 31, 2010 of 14,493,441 shares of common stock to retire $875,888 of notes payable. However, this section discloses two other Section 4(2) transactions on October 31, 2010 without mentioning the notes payable retired in Note 5. Please advise or revise your disclosure to eliminate this discrepancy.

Company response: The Company has added disclosure to Note 5 of the financial statements to include details of the two other transactions on October 31, 2010 referenced previously on page 27 of the Form S-1

6. In the fourth paragraph on page 31, you discuss the November 4, 2011 settlement of the Alma Note for (i) “shares of the Company’s common stock” and (ii) a promissory note for $945,962. Please provide the details of the common stock conversion, including the various amounts of shares and the sources of those shares as disclosed in Item 7 of this registration statement.

Company response: The Company has amended disclosure in the fourth paragraph on page 31 and to Item 7 to provide the conversion price of the $1,200,000 of debt at $0.10 per share and the issuance of these shares from treasury.  We have also revised the disclosure to Item 7 as to the transfer of 4,666,929 from the Albanna Trust to Alma, as Alma agreed to release any and all security interest held by Alma in relation to the debt, specifically Alma released and discharged the collateralized interest Alma had, in and to, the remaining shares of DADG held by the Albanna Trust.

7. We note from other sections of this registration statement that you entered into an Asset Acquisition Agreement with RMC on November 4, 2011 and exchanged, among other things, 1,500,000 restricted shares. However, in the fifth paragraph of page 31, you state that this exchange occurred on February 1, 2012. Please advise or revise your disclosure to eliminate this discrepancy.

Company response: The Company has corrected the date of “February 1, 2012” to “November 4, 2011” on page 31.

8. We reissue comment no. 41 of our letter dated July 13, 2012 as it relates to Stephen Abbott, a creditor that released all outstanding debt on December 27, 2009 in exchange for restricted shares of common stock and a promissory note. In accordance with Item 701(c) of Regulation S-K, please state the aggregate amount of debt released by this party.

Company response: The Company has added the amount of $57,431 on page 29.

9. We reissue comment no. 42 of our letter dated July 13, 2012 as it relates to transactions that occurred in January, February, June, and October of 2010.

Company response: The Company has added a post-split price per share on pages 29 and 30.

10. We reissue comments 43-45. The relevant transactions occurred in 2010 and 2011. Please revise your disclosures as requested or advise us why your 2013 financials will delay the reporting of information from prior fiscal years.

Company response: The Company has revised its disclosures on pages 29, 30 and 31 to quantify the amount of debt released in exchange for shares.

11. We reissue comment no. 46 of our letter dated July 13, 2012. Please explain why you are providing securities pursuant to Section 4(2) of the Securities Act in exchange for a credit line agreement.

Company response: On page 31, the Company has removed reference to proving securities.

12. We reissue comment no. 47 of our letter dated July 13, 2012. We note that there are no references to the Settlement Agreement involving VFX Direct LLC and Aptus Games, Inc.

Company response: The Company has added disclosure of the referenced Settlement Agreement on page 31.

Item 15. Financial Statements and Exhibits, page 33

13. We reissue comments 49-51. The exhibits in question relate to transactions that occurred in 2010 and 2011. Please revise your disclosures as requested or advise us why your 2013 financials will delay the reporting of information from prior fiscal years.

Company response: The Company confirms that all exhibits defining the rights of security holders, including indentures has been filed.  Additionally, the release has been filed as Exhibit 10.2.

Form 10-K for the year ended December 31, 2012

Report of Independent Registered Public Accounting Firm, page F-2

14. We note that your financial statements identify your company as a development stage company and present balances and activity since inception on a cumulative basis. However, your audit opinion does not cover this period. Please ensure that future filings include an audit report that covers all periods presented in your financial statements, including the cumulative period from inception through the latest balance sheet date.

Company response: The Company acknowledges this comment.

Consolidated Statements of Operations, page F-3

15. Please show us how you calculated your net loss per share. In your upcoming Form 10-K for the year ended December 31, 2013, please ensure you appropriately calculate net loss per share.

Company response: The Company calculated its net loss per share as follows:

Loss for the year	$214,892
Weighted Average Shares Outstanding	50,222.267

Loss per share	$(0.0042)

Please note that the loss per share was rounded down to $(0.00).

Notes to Consolidated Financial Statements, page F-7

16. We note the line item in your Consolidated Statement of Stockholders’ Deficit for “Issuance of Options” as well as the line item in your Statement of Operations called “Stock based compensation.” However, we do not see any footnote disclosure related to this stock based compensation. In future filings, to the extent that you recognize material stock based compensation, please include the required disclosures related to stock based compensation. Refer to ASC 718-10-50.

Company response: The Company acknowledges this comment.

Form 10-Q/A for the quarter ended June 30, 2012 filed February 21, 2013

17. We note that you filed an amendment to your Form 10-Q for the period ended June 30, 2012 to restate your financial statements. Please file an Item 4.02 8-K related to this restatement or tell us why you do not believe it was required.

Company response: The Company confirms that it will file the referenced 8-K on or before about May 23, 2014.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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